Exhibit 7

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE VINTAGE RODEO PARENT, LLC, a) Delaware limited liability company,) VINTAGE RODEO ACQUISITION,) INC., a Delaware corporation, and) VINTAGE CAPITAL) MANAGEMENT, LLC, a Delaware) limited liability company,)) Plaintiffs,)) C.A. No. ____________ v.)) RENT-A-CENTER, INC., a Delaware) corporation,)) Defendant.) VERIFIED COMPLAINT Plaintiffs Vintage Rodeo Parent, LLC (“Vintage Parent”), Vintage Rodeo Acquisition, Inc. (“Vintage Merger Sub”), and Vintage Capital Management, LLC (“Vintage Capital,” and collectively with Vintage Parent and Vintage Merger Sub, “Plaintiffs”), by and through their undersigned counsel, for their Verified Complaint against defendant Rent-A-Center, Inc. (“Rent-A-Center” or the “Company”), allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION 1. This case presents one of the more brazen examples of seller’s remorse seen by the Delaware courts in recent years. On June 18, 2018, affiliates of Vintage Capital, the controlling stockholder of Buddy’s Newco, LLC d/b/a Buddy’s Home Furnishings (“Buddy’s”), a privately-held rent-to-own operator and franchisor, agreed to acquire Rent-A-Center, one of the largest rent-to-own operators and franchisors in North America, in a transaction that would pay Rent-A-Center’s common stockholders $15 per share in cash, representing a premium of approximately 49% over the Company’s unaffected stock price. Not surprisingly, 92% of Rent-A-Center’s stockholders who voted approved the merger. 2. The Agreement and Plan of Merger (the “Merger Agreement”) provided for an “end date” of December 17, 2018, but expressly gave either party the unilateral power to extend that date to March 17, 2019 and again to June 17, 2019 if the necessary anti-trust approvals were not obtained by the original December 17, 2018 end date simply by notifying the other party that the end date would be extended. From September 2018 forward, and right up until the night before Rent-A-Center issued its purported termination notice, Rent-A-Center’s conduct and statements, to Plaintiffs, its stockholders, the markets, and regulators, were consistent with the parties’ joint understanding that, in light of the process to obtain regulatory approval from the U.S. Federal Trade Commission (“FTC”), the -2-

transaction would not close until early 2019. The parties even jointly agreed in a signed document in October 2018 with the FTC that the transaction could not close until early 2019. Despite these repeated, binding, written commitments that committed to a 2019 closing and necessarily extended the end date, Rent-A-Center now purports to terminate the Merger Agreement, based on a lack of separate, specific written notice from Plaintiffs to extend the end date that both parties had already agreed was extended. Even more galling, Rent-A-Center has also claimed an entitlement to an outsized $126.5 million reverse termination fee (representing roughly 9% of the deal value) as a reward for its gamesmanship. Rent-A-Center’s conduct is impermissible under the contract and wrongful under Delaware law. 3. Rent-A-Center’s behavior is fueled by improved business performance since the deal was announced (performance that is based upon Vintage Capital’s business ideas) and Rent-A-Center’s desire to pocket a $126.5 million fee and, in the recent words of its CEO, to “go it alone.” That option is plainly foreclosed by the terms of the binding Merger Agreement and principles of equity. Indeed, the record will show that Plaintiffs believed, based on a sustained course of conduct and statements by Rent-A-Center, that the parties were working together in good faith to secure FTC approval and that both sides agreed in writing that the closing could only occur in early 2019 (at the earliest), i.e., after the original December 17, 2018 end date. A post-signing change of heart and a desire -3-

to score a hefty reverse termination fee are not valid bases to terminate a binding merger agreement under Delaware law. 4. Rent-A-Center’s purported termination notice is invalid for a number of reasons. First, Rent-A-Center’s actions, conduct, and statements, to Plaintiffs, Rent-A-Center’s stockholders, and to government regulators, including in a Joint Timing Agreement with the FTC signed on behalf of Rent-A-Center, that the Merger would not close until at least the first quarter of 2019, all demonstrate that Rent-A-Center agreed to extend the period for obtaining regulatory approvals, pursuant to Section 8.05(a) of the Merger Agreement through at least March 17, 2019. By these actions and statements, Rent-A-Center waived its contractual right to deliver a termination notice as of December 17, 2018, pursuant to Section 8.05(c) of the Agreement. Thus, any claim by Rent-A-Center that it was not on notice that the End Date was extended strains credulity. 5. Second, because Rent-A-Center had clearly extended the date for closing into 2019, and both received and, indeed, itself gave Vintage Capital notice of that extension prior to midnight on December 17, 2018, Rent-A-Center did not have a termination right available under Section 8.01(b)(i) of the Merger Agreement. 6. Third, even if Rent-A-Center somehow were permitted under the Merger Agreement to deliver a termination notice on December 18, 2018, Rent-A- -4-

Center was estopped from doing so in light of its conduct and Plaintiff’s reasonable reliance thereon. Specifically, Rent-A-Center did everything possible to convince Plaintiffs that Rent-A-Center had agreed to extend the termination date at least until the first quarter of 2019. Rent-A-Center’s actions ranged from entering into an agreement with the FTC expressly providing that the transaction could not close until 2019, to working with Plaintiffs well into the night on December 17, 2018 on how best to obtain FTC approval and other business strategies to make the business more effective. 7. Finally, even if Rent-A-Center had a valid termination right on December 18, 2018, it was prohibited from exercising that right because its own failure to use commercially reasonable efforts to obtain regulatory approval and close as soon as practicable was a cause of the parties’ inability to close the transaction prior to that date. Thus, the Merger Agreement remains a binding contract between the parties. 8. Accordingly, Plaintiffs seek a prompt ruling enjoining Rent-A-Center from purporting to terminate the Merger Agreement and compelling it to take all necessary steps to comply with its obligations under the Merger Agreement because Rent-A-Center has already begun to wrongfully sell assets, cancel its application for regulatory approval of the transaction, and thereby deprive Vintage of the fruits of its bargain. -5-

THE PARTIES 9. Plaintiff Vintage Capital is a Delaware limited liability company with its principal place of business in Orlando, Florida. Founded in 1998, Vintage Capital invests in public and private equity specializing in the consumer, aerospace and defense, and manufacturing sectors. Vintage Capital is the controlling stockholder of Buddy’s, a privately-held rent-to-own operator and franchisor with almost 300 locations across the United States and Guam. 10. Plaintiff Vintage Parent is a Delaware limited liability company formed for purposes of the Merger. It is an affiliate of Vintage Capital. 11. Plaintiff Vintage Merger Sub is a Delaware corporation formed for purposes of the Merger. It is a wholly-owned subsidiary of Vintage Parent. 12. Defendant Rent-A-Center is a Delaware Corporation with it principal place of business in Plano, Texas. Rent-A-Center is one of the largest rent-to-own operators in North America with approximately 2,400 stores in the United States, Mexico, Canada, and Puerto Rico and approximately 1,250 Acceptance Now kiosk locations in the United States and Puerto Rico. Rent-A-Center Franchising International, Inc., a wholly-owned subsidiary of Rent-A-Center, is a national franchisor of approximately 250 rent-to-own stores operating under the trade names of “Rent-A-Center,” “ColorTyme,” and “RimTyme.” The Rent-A-Center stores and franchises provide customers high-quality, durable products, such as -6-

consumer electronics, appliances, computers, furniture, and accessories, on a rent-to-own basis pursuant to flexible rental purchase agreements with no long-term obligations. Rent-A-Center’s common stock is traded on the Nasdaq Global Select Market under the symbol “RCII.” JURISDICTION 13. This Court has subject matter jurisdiction under 6 Del. C. § 2708(b), which grants the courts of Delaware jurisdiction over actions arising out of or relating to a contract—such as the Merger Agreement at issue here—where parties have specified that Delaware law governs; under 10 Del. C. § 341, which provides this Court with jurisdiction “to hear and determine all matters and causes in equity”; and under 8 Del. C. 111(a)(6), which grants this Court jurisdiction over “[a]ny civil action to interpret, apply, enforce or determine the validity of the provisions of . . . [a]ny agreement . . . of merger” governed by the merger provisions of the Delaware General Corporation Law. The Merger Agreement, attached as Exhibit A, expressly provides in Section 9.06 that it shall be governed by Delaware law. Further, this Court has subject matter jurisdiction over Plaintiffs’ claim for declaratory judgment under 10 Del. C. §§ 6501, et seq. 14. In addition, the Merger Agreement specifically provides in Section 9.08(c) that “any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against and other party or its -7-

Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware.” 15. This Court also has personal jurisdiction over Rent-A-Center because, in addition to the fact that it is organized under the laws of Delaware, the Merger Agreement provides in Section 9.06(c) that “[e]ach of the parties hereby irrevocably submits to the jurisdiction of the [Court of Chancery] for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated by this Agreement.” 16. Finally, Plaintiffs are entitled to the relief they seek in this Complaint because the Merger Agreement provides that the parties “shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement.” The Merger Agreement further provides that “the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in [the Court of Chancery], without proof of actual damages.” FACTUAL BACKGROUND Background of the Transaction 17. Rent-A-Center began the process of exploring potential strategic and financial alternatives, including the evaluation of a possible sale of the Company, -8-

in the fall of 2017 after urging from a stockholder to initiate a strategic alternatives review process earlier in the year and after receiving an unsolicited acquisition proposal from Vintage Capital in June 2017. But Rent-A-Center’s Board of Directors (the “Board”) determined not to pursue Vintage Capital’s offer at that time. 18. It was only months later, after continued shareholder clamoring for a sale that the Rent-A-Center Board of Directors formally appointed a Strategic Review Steering Committee on October 31, 2017. Vintage Capital immediately delivered another unsolicited proposal to acquire the Company on November 3, 2017. Rent-A-Center again informed Vintage Capital that it would not engage in discussions regarding a possible transaction at that time. Rent-A-Center blamed its reluctance on the early stage of its strategic review process and the interest of other potential acquisition partners. 19. In December 2017, representatives of J.P. Morgan, on behalf of the Rent-A-Center Strategic Review Steering Committee, commenced an outreach process to identify strategic parties and financial sponsors that might be interested in a possible acquisition of Rent-A-Center. J.P. Morgan contacted approximately 30 potential participants, including Vintage Capital. Eleven interested parties signed confidentiality and non-disclosure agreements (“NDAs”) with Rent-A- -9-

Center. Vintage Capital signed an NDA with Rent-A-Center on January 17, 2018, and the parties began discussions regarding a possible transaction thereafter. 20. Discussions between Rent-A-Center and possible acquirers, including Vintage Capital, continued through the first half of 2018, during which time Rent-A-Center publicly announced its was terminating its strategic review process in response to a proposal of $14 per share from Vintage Capital. As a result of the discussions and the back-and-forth, Vintage Capital raised its offering price from $12 per share in cash to an eventual offering price of $15 per share. 21. Following Vintage Capital’s agreement to increase its acquisition price to $15 per share on June 17, 2018, the parties signed the Merger Agreement. On June 18, 2018, Rent-A-Center issued a press release announcing that it had entered into the Merger Agreement with Vintage Parent and Vintage Merger Sub pursuant to which Vintage Parent and Vintage Merger Sub will acquire all of the outstanding shares of Rent-A-Center common stock for $15 per share in cash, representing total consideration of approximately $1.365 billion, including net debt. The press release emphasized that the Merger consideration represented a premium of approximately 49% over the Company’s closing stock price on October 30, 2017, which was immediately prior to the Company’s announcement that its Board had initiated its strategic alternatives review process focused on maximizing stockholder value. -10-

22. The press release also noted that the proposed Merger was not subject to a financing condition and was expected to close by the end of 2018, subject to customary closing conditions including the receipt of stockholder and regulatory approvals. 23. In news reports regarding the announced transaction, Vintage Capital’s Managing Member Brian R. Kahn is quoted as stating that he believed the combination of Rent-A-Center, Buddy’s, and Vintage Capital “was a compelling opportunity to utilize our resources and expertise to enhance value and create a leader in the rent-to-own industry.” 24. Because of Vintage Capital’s controlling interest in Buddy’s, however, the parties anticipated that there would be a need to apply for and obtain regulatory clearance, including anti-trust regulatory approval from the FTC, in order to be able to close the Merger. The parties understood that there could be regulatory scrutiny of the deal because of the potential overlap of Rent-A-Center and Buddy’s store locations, which could delay the time for closing, and thus they built in various provisions to allocate anti-trust risk, including allowing for extension of the closing date. 25. Vintage Capital knew that it could ultimately obtain FTC approval for the Merger. Vintage Capital knew that FTC approval could be obtained because Vintage Capital had the absolute right to divest as many Buddy’s stores as -11-

necessary to obtain FTC approval. For this reason, the key issue from Vintage Capital’s perspective was the number of stores that had to be divested in which locations, not whether the Merger could be consummated. Recognizing that negotiations with the FTC could be lengthy and would require significant cooperation from both parties, the parties to the Merger Agreement included provisions allowing sufficient time to work with the FTC to allow for appropriate discussions and negotiations, while recognizing that the ability to get the necessary regulatory clearance was never in doubt. Relevant Provisions of the Merger Agreement 26. The Merger Agreement contains a number of provisions relevant to this dispute and specifically reflecting the parties’ agreement to cooperate to get the necessary regulatory approvals. In Section 6.03, Vintage Parent, Vintage Merger Sub, and Rent-A-Center expressly agreed to “use their respective commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as promptly as possible .. . . the transactions contemplated by this Agreement.” Merger Agreement § 6.03. -12-

27. In Section 6.18, the parties agreed to use commercially reasonable efforts to seek and obtain all necessary regulatory approvals, including obtaining anti-trust clearance, in order to close the Merger. Specifically, the parties agreed: to use their commercially reasonable efforts to (i) prepare and file with a Governmental Entity [as defined in the Merger Agreement] all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity [as defined in the Merger Agreement] in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as promptly as practicable take all steps as may be necessary to obtain all such Governmental Approvals. Id. § 6.18(a). 28. The parties further agreed to use “commercially reasonable efforts” to, among other things, “make an appropriate and complete filing of a Notification and Report Form pursuant to the [Hart-Scott-Rodino Anti-trust Improvements Act of 1976, “HSR Act”] with respect to the transactions contemplated by this Agreement within [20] Business Days of the date of this Agreement”; “make all other filings that are required to be made in order to consummate the transactions contemplated by this Agreement pursuant to other Anti-trust Laws .. . . as promptly as possible”; and finally, “provide any supplemental information requested by any Governmental Entity relating thereto.” Id. § 6.18(a). -13-

29. In addition, the parties agreed to use “commercially reasonable efforts” to “cooperate with any Governmental Entity in connection with obtaining the Governmental Approvals” and to “promptly undertake any and all actions required to complete lawfully the Merger and the other transactions contemplated [in the Merger Agreement], as soon as practicable (but in any event prior to the End Date).” Id. § 6.18(b). 30. The Merger Agreement provides that each party’s obligation to close the Merger is conditioned upon both the approval of the stockholders of Rent-A-Center and “[a]ny applicable waiting period under the HSR Act [having] expired or been earlier terminated and all other required consents under any Anti-trust Laws [having] been obtained.” Id. § 7.01(a) & (b). 31. Because anti-trust approval was a necessary condition to closing, and recognizing that it would take months to work through the FTC process to obtain approval, the Merger Agreement allowed for extensions of the outside date by which the Merger had to be completed. 32. Section 8.01(b)(i) provides that Rent-A-Center and Vintage Parent may terminate the Merger Agreement .. . . upon written notice to the other party “if the Merger shall not have been consummated by 11:59 p.m., Eastern Time, on December 17, 2018 (such date, as it may be extended, the “End Date”). Id. § 8.01(b)(i). -14-

33. Section 8.01(b)(i) goes on to provide that if the Merger has not become effective by the End Date—and the conditions set forth in Sections 7.01(b) and (c) have not been satisfied (i.e., that all necessary regulatory approvals have not been obtained)—either party may elect to extend the End Date to March 17, 2019, “by delivering written notice to the other party at or prior to 11:59 p.m., Eastern time, on December 17, 2018.” Id. (emphasis added). That is, the Merger Agreement did not require “agreement” between the parties to extend the End Date to provide time to obtain the necessary regulatory approvals. Rather, either party could put the other party on notice that it intended to continue to pursue the necessary regulatory approvals, and that this notice could be given “prior to” December 17, 2018. Section 8.01(b)(i) goes on to provide for yet another extension to June 17, 2019, under the same conditions. Id. 34. Thus, Rent-A-Center only had the potential ability to terminate the Merger Agreement under Section 8.01(b) if it was not on notice that Vintage wanted to extend the End Date. It is only in the event that the Merger Agreement is terminated pursuant to Section 8.01(b)(i) described above, and all necessary Governmental Consents required by Section 7.01(b) have not been obtained, that Vintage Parent would be obligated to pay the Company the higher reverse-termination fee of $126 million. Id. § 8.03(c)(i). Notably, however, the right to terminate under Section 8.01(b)(i) is not available to any party “whose breach of -15-

any provision of this Agreement causes the failure of the Closing to be consummated by the End Date.” Id. 35. Furthermore and critically, Section 8.05 provides that, at any time, the parties may “(a) extend the time for the performance of any of the obligations or other acts of the other parties; . . . [or] (c) waive compliance with any covenants and agreements contained herein . . .,” so long as such extension or waiver is reflected in a writing signed on behalf of the party providing the extension or waiver. Id. § 8.05. 36. Moreover, the parties expressly agreed in Section 9.02 of the Merger Agreement that communications by email could constitute valid notice under the Agreement. Id. § 9.02. That is, the parties acknowledged in the Merger Agreement that the timing and efficiency benefits justified allowing parties to communicate notice—including for purposes of extending the End Date—through informal email communications provided the other party with confirmed receipt of the notice. 37. Last, in Section 5.01 of the Merger Agreement, the Company agreed that it “shall, and shall cause the Company subsidiaries to, conduct their respective business and operations in the ordinary course of business consistent with past practice.” The Company further agreed to use and cause its subsidiaries to use “commercially reasonable efforts” to, among other things “preserve intact its -16-

business organization and material assets (including material assets of the ANOW segment of the Company).” Id. § 5.01. It also agreed not to “sell, . . .. transfer or otherwise dispose of any assets or properties of the Company or any Company Subsidiary outside of the ordinary course of business consistent with past practice,” subject to some exceptions not applicable here, or to “enter into any agreement to . . . purchase or sell any real property.” Id. Rent-A-Center Issues A Press Release Stating That The Merger Would Close In 2019 38. Shortly after the parties signed the Merger Agreement and announced the proposed Merger, they began working toward obtaining the necessary regulatory approvals for closing the Merger, including providing notification of the proposed Merger to the FTC pursuant to requirements under the HSR Act. 39. On September 13, 2018, each of the Company and Buddy’s (of which Vintage Capital is a controlling stockholder) received a Request for Additional Information and Documentary Materials, commonly referred to as a “Second Request,” from the FTC. The FTC’s issuance of the Second Requests had the effect of extending the waiting period under the HSR Act before the parties could consummate the Merger until 30 days after Rent-A-Center and Buddy’s substantially complied with the Second Requests, unless the period was voluntarily extended by the parties or terminated sooner by the FTC. -17-

40. From the moment the Second Request was received, it was clear to anyone with access to an antitrust lawyer that the merger would not be completed by December 17, 2018. 41. Accordingly, Rent-A-Center issued a press release later that day, September 13, 2018, reporting that the Company and Buddy’s had received the Second Requests and stating that the parties “continue to cooperate fully with the FTC.” The press release also stated that “[t]he parties intend to complete the Merger as soon as practicable following receipt of regulatory clearance from the FTC” and that “[t]he Company and Vintage Capital currently expect the Merger to close during the first quarter of 2019.” Thus, by this release, Rent-A-Center made clear that performance under the Merger Agreement had been extended beyond the end of 2018 and through at least the first quarter of 2019. 42. The emails that precipitated Rent-A-Center’s September 13, 2018 press release also reflect that all Parties believed the Merger would not close until 2019. Counsel for Vintage Capital stated in one email that, “we hope that we will be closed by early 2019[, b]ut it is possible that it will take longer.” That email is attached as Exhibit B. Counsel for Rent-A-Center responded in another email sent on September 13, attached as Exhibit C, that “the experts believe 3.5 months wld [sic.] be tight but 6.5 months is not going to be an issue.” Counsel for Vintage Capital responded that the press release should be clear that the anticipated closing -18-

date was “uncertain” and noted again that “we have concerns that we will not be done in 6 months.” Counsel for Rent-A-Center made edits to the draft press release, in an email attached as Exhibit D, to “address [Vintage Capital’s] concerns” regarding the timing issue. 43. Accordingly, as of September 13, 2018, the parties understood, agreed, and communicated to the public via the press release that they expected the proposed Merger to close well after the original End Date of December 17, 2018, and thereby extended the closing to at least through the first quarter of 2019. Rent-A-Center and Plaintiffs Agree the Merger Will Close in 2019 44. On September 18, 2018, at a special meeting of the Rent-A-Center stockholders, 92% of votes cast were in favor of the Merger. Thus, at that point, all that remained was to obtain the necessary regulatory approvals, which the parties continued to work toward. 45. Consistent with its public representations to its investors, Rent-A- Center’s private communications with Plaintiffs after the stockholder approval continued to use 2019 as the anticipated closing for the Merger. 46. For example, on September 24, 2018, Daniel O’Rourke, Rent-A- Center’s Vice President of Finance, Investor Relations, and Treasury, wrote to Mr. Kahn at Vintage Capital (copying Rent-A-Center’s CEO and CFO) to send a PowerPoint addressing “Timing and Transaction Fees.” In the very first line of -19-

that PowerPoint, attached as Exhibit E, Rent-A-Center represented that the Merger would close in January 2019: On September 27, 2018, Mr. O’Rourke wrote back to Mr. Kahn to ask if he had “a couple minutes to talk to the timing we are proposing for model purposes? I am trying to reset the model given the delay for second request and wanted your perspective before we get to far down the road.” (emphasis added) Mr. Kahn responded: “Transaction close ok.” That email is attached as Exhibit F. Rent-A-Center Agrees to Extend the Merger End Date by Executing a Joint Timing Agreement with the FTC and Buddy’s 47. On October 29, 2018, following negotiations with the FTC, Buddy’s, Rent-A-Center, and the FTC entered into a Joint Timing Agreement, attached as Exhibit G, in connection with the Second Requests and the proposed Merger. These types of agreements essentially provide that the parties to the merger will wait to close the transaction for some period of time while the FTC conducts its review and, in exchange, the FTC agrees to work with the parties to narrow the scope of discovery in connection with that review process. -20-

48. Specifically, here, the parties agreed in the Joint Timing Agreement “not to close the Proposed Transaction before 11:59 PM Eastern Time on the 45th calendar day following the date on which both Parties substantially comply with the Second Requests, . . . , and certify such compliance.” The Joint Timing Agreement further provides that the parties “anticipate substantially complying with the Second Requests by November 15,” but that the parties would refrain from certifying substantial compliance to allow the FTC staff and the parties to explore a potential settlement. It also provides that the parties will give the FTC staff five calendar days’ advance notice before certifying that they have substantially complied with the Second Requests and that such notice may not be given until the parties and the FTC staff have had at least one weekly meet and confer to discuss any updates regarding negotiations in connection with the Second Requests. 49. The timing provisions contained in the Joint Timing Agreement made it impossible to close the Merger by the December 17, 2018 End Date. Indeed, the earliest date when the Merger could close under the Joint Timing Agreement is Sunday, December 30, 2018—45 days after November 15, when the Parties believed they could be in substantial compliance with the Second Requests. 50. The Joint Timing Agreement was signed by counsel for Rent-A-Center on behalf of Rent-A-Center and counsel for Plaintiffs on behalf of Buddy’s. -21-

Accordingly, the parties agreed in writing in the Joint Timing Agreement that the Merger would not close until after the December 17, 2018 End Date. 51. This understanding is also plainly reflected in the written email correspondence regarding the Joint Timing Agreement prior to its execution. Counsel for the parties expressly discussed that the 45-day period would run on New Year’s Eve and that 50 days might be better. The email correspondence reflects the parties’ agreement and understanding that the Merger would not close before the original End Date of December 17, 2018. Indeed, there would have been no reason for the parties to have entered into the Joint Timing Agreement unless the parties understood that the End Date was extended under the Merger Agreement. Rent-A-Center Continues to Tell Its Investors and Plaintiffs That the Merger Would Not Close Until 2019 52. On November 5, 2018, Rent-A-Center issued a press release regarding its third quarter 2018 financial results that also provided an update on the proposed Merger. The press release states that “Rent-A-Center and Vintage Capital continue to cooperate fully with the FTC” and that “[t]he parties intend to complete the Vintage Merger as soon as practicable following receipt of regulatory clearance from the FTC and the satisfaction or waiver of other customary closing conditions.” The press release further states that “[t]he Company currently expects -22-

the Vintage Merger, which is not subject to a financing condition, to close during the first quarter of 2019.” 53. As the original December 17, 2018 End Date approached, the Parties even discussed moving the closing date further back than January 2019. In a December 11, 2018 email exchange, Mr. O’Rourke of Rent-A-Center and Mr. Kahn of Vintage expressly discussed the timing: That email is attached as Exhibit H. 54. Two days later, on December 13, 2018, the Parties’ discussion about pushing the closing back beyond January 2019 was incorporated into a Rent-A- Center PowerPoint titled “NEWCO Model: Overview and Key Assumptions.” -23-

Mr. O’Rourke sent this PowerPoint stating the Merger would close in March 2019 to Mr. Kahn, and copied Rent-A-Center’s CEO and CFO, as well as senior executives at B. Riley Financial, Inc., which is providing financial support for the Merger. That email is attached as Exhibit I. 55. The next day, Friday, December 14, 2018, Mr. O’Rourke circulated a revised PowerPoint with a “key update”, i.e., “to move the timing of the transaction back to the end of Q1”: That email is attached as Exhibit J. 56. Over the next several weeks, in November and into December 2018, the parties continued to work toward obtaining the necessary regulatory approvals and had communications regarding meetings with regulatory authorities, all of which reflected the parties’ understanding that the Merger would not close before December 17, 2018, but rather that the End Date was extended until, at least, March 2019, and quite possibly June 2019. For example, on December 14, 2018, From: Daniel Orourke <Daniel.ORourke@Rentacenter.com> Sent: Friday, December 14, 2018 6:36 PM To: 'Harrington, Taylor' <Taylor.Harrington@guggenheimpartners.com> Cc: Mitch Fadel <Mitch.Fadel@Rentacenter.com>; Maureen Short <Maureen.Short@Rentacenter.com>; Brian Kahn <BKahn@vintcap.com>; Andrew Laurence <alaurence@vintcap.com>; Perry Mandarino (pmandarino@brileyfbr.com) <pmandarino@brileyfbr.com>; J05eph.McCurdy@guggenheimpartners.com Subject: Rent-A-Center Model Update - Guggenheim Taylor, Hope you are doing well. Attached is the most recent model and key assumptions which includes a sources and uses table. Note the equity is at the model currently but will likely continue to shift based on the cash generation of the business. The key update was to move the timing of the transaction back to the end of Q1 but the other assumptions are largely the same. Let us know if you have any questions. Thanks, Daniel -24-

Vintage Capital’s counsel emailed Rent-A-Center’s counsel to provide an update on a discussion with the FTC and proposed a call for later in the day on December 17, 2018, to get that feedback. No one from Rent-A-Center responded that a call with the FTC would not be necessary because Rent-A-Center intended to terminate the Merger Agreement that day. 57. On December 17, 2018—the original End Date—Rent-A-Center’s counsel both discussed by phone with, and sent by email to, Vintage Capital’s counsel a draft letter to the FTC providing additional information requested by the FTC in connection with the Second Requests. Rent-A-Center’s counsel sent an email regarding the draft letter at approximately 10:21 p.m., Eastern time, on December 17, 2018. B. Riley, which is facilitating financing for the Merger, also had a telephone call with Mr. O’Rourke of Rent-A-Center on December 17, 2018. 58. Indeed, as late as 7:09 p.m. on December 17, 2018, Mr. O’Rourke of Rent-A-Center wrote to Mr. Kahn of Vintage (copying Christopher Korst, the Chief Administrative Officer of Rent-A-Center) to forward information related to Rent-A-Center real estate transactions that would take place in January 2019. A copy of that email is attached as Exhibit K. 59. Accordingly, as late as the night of December 17, 2018, Rent-A-Center led Vintage Capital to believe the Parties were continuing to work together to obtain regulatory approval and close the Merger. -25-

60. Apart from the press releases, emails, and presentations discussed above, the parties and their financers had dozens of calls and meetings and exchanged scores of emails in November and December 2018 as they worked to complete this transaction. In sum, everyone working on the Merger understood and agreed to extend the Merger Agreement’s original End Date so that the Merger would not close prior to December 17, 2018, but rather some time in the first quarter of 2019. Again, there would have been no reason to continue these efforts if the parties had not extended the original End Date and thereby waived the ability to pursue unilateral termination. Rent-A-Center Purports to Terminate the Merger Agreement 61. At roughly 6:55 a.m., Eastern time, on December 18, 2018, just hours after Rent-A-Center’s counsel sent Vintage Capital’s counsel an email regarding the draft letter to the FTC, Rent-A-Center’s CEO Mitchell Fadel emailed a letter to Vintage Capital’s Managing Member Mr. Kahn, purporting to give Vintage Parent and Vintage Merger Sub notice that Rent-A-Center was terminating the Merger Agreement pursuant to Section 8.01(b)(i). The letter, attached as Exhibit L, also demands that Vintage Parent pay Rent-A-Center a Termination Fee in the amount of $126,500,000, which is roughly 9% of the deal value and approximately 15% of Rent-A-Center’s market capitalization. -26-

62. The letter came as a total about-face to Rent-A-Center’s communications, conduct, and actions prior to that time, all of which signaled the parties were working together to close the Merger, and without any warning to Vintage Capital. Indeed, Vintage Capital’s regulatory counsel had sent a note to Rent-A-Center’s regulatory counsel at Winston & Strawn at 7:03 a.m.—unaware that Rent-A-Center had purported to terminate minutes earlier—providing additional detail on certain requested information. 63. Further, just the day before, on December 17, 2018, Mr. Kahn had sent a text message to Chris Korst, Executive Vice President of Operations at Rent-A-Center, regarding certain asset sales that required Plaintiffs’ consent under the Merger Agreement. Mr. Korst wrote that he would get the transactional documents to Mr. Kahn “by the end of the day,” with no indication that a termination notice was coming instead. A screenshot of that message is attached as Exhibit M. Later in the evening of December 17, 2018, Mr. Fadel of Rent-A-Center—who signed the purported termination notice hours later—emailed Mr. Kahn, with a copy to Mr. Korst, transaction overviews for various transactions requiring Plaintiffs’ consent. See Ex. K. Neither the emails nor the text messages indicated that Rent-A-Center believed the End Date was about to expire or that it was about to purport to terminate the Merger Agreement. -27-

64. It is now apparent, however, that Rent-A-Center determined to take a free shot at claiming the $126,500,000 reverse termination fee and avoiding its obligations under the Merger Agreement. Rent-A-Center’s has chosen this path because—in addition to being able to pocket a $126.5 million fee—since signing the Merger Agreement, Vintage Capital has shown how Rent-A-Center’s business can be improved and, in the recent words of its CEO, can “go it alone.” 65. Due to Rent-A-Center’s representations and conduct since entering into the Merger Agreement, Plaintiffs did not know (and could not reasonably have known) that Rent-A-Center intended to claim the Merger Agreement was terminated after midnight on December 17. Ignorant of Rent-A-Center’s true intentions, and reasonably relying on Rent-A-Center’s past conduct and representations, Plaintiffs continued to expend time and resources towards completing the Merger. 66. After Rent-A-Center sent the purported termination notice, it immediately issued a press release announcing that “the Company has terminated the [Merger Agreement]” on the basis that “Rent-A-Center did not receive an extension notice from Vintage Capital at or prior to 11:59 p.m., Eastern Time, on December 17, 2018, which was the deadline set forth in the Merger Agreement for either party to provide notice to the other of its election to extend the end date in the Merger Agreement to March 17, 2019, due to the continued pendency of the -28-

waiting period under the [HSR Act], resulting from the previously disclosed Second Request received by the parties from the [FTC] in connection with the pending transaction.” The press release further stated that “[i]n light of the current financial and operational performance of the Company, the Board of Directors of Rent-A-Center determined not to exercise its right to extend the end date and instead elected to exercise the Company’s right to terminate the Merger Agreement.” 67. Also on the morning of December 18, 2018, in quick succession from its public announcement reflecting that this had all been prepared in advance of December 17, 2018, Rent-A-Center’s CEO Mr. Fadel issued an announcement to Rent-A-Center’s employees describing the purported termination of the Merger Agreement. That announcement is attached as Exhibit N. 68. Incredibly, Mr. Fadel is quoted in a news report on December 18, 2018, regarding the purported termination notice as stating, “We don’t know why Vintage didn’t extend the period. When they didn’t, our board decided, well, we’ll go it alone.” A copy of that news report is attached as Exhibit O. If Mr. Fadel is to be believed, Rent-A-Center’s Board would have had to have made this crucial decision—disregarding the decision of more than 90% of Rent-A-Center’s stockholders voting on the deal—in the wee hours between midnight and 6:55 a.m., Eastern time, when it issued its purported termination notice. That is -29-

unlikely. Rather, the timing here suggests Rent-A-Center engaged in bad faith for some time and misled Plaintiffs into believing it was working toward obtaining regulatory approval and a closing in the first quarter of 2019. 69. Vintage Capital was shocked to receive the purported termination notice from Rent-A-Center. It immediately responded by issuing a press release addressing “the actions of Rent-A-Center.” That press release states: Rent-A-Center’s purported termination of our merger agreement is invalid. Vintage believes the merger agreement remains in effect and that Rent-A-Center’s actions constitute a further material breach of the merger agreement. Vintage intends to pursue all available remedies against Rent-A-Center. 70. Later on December 18, 2018, Mr. Kahn, on behalf of Vintage Capital, sent Mr. Fadel of Rent-A-Center a letter, attached as Exhibit P, explaining that Vintage Capital believed the purported termination notice was invalid and that Rent-A-Center remains obligated to use commercially reasonable efforts to continue to work toward obtaining the necessary Governmental Approvals for the Merger and to “undertake any and all actions required to complete lawfully the Merger and the other transactions contemplated” by the Merger Agreement “as soon as practicable.” 71. Vintage Capital further explained in the letter that the parties’ words and conduct all were clear that the parties did not expect the proposed Merger to close before December 17, 2018, and that it was instead agreed and understood that -30-

the closing would occur some time in the third quarter of 2019. Accordingly, it was understood that the parties (including, of course, Plaintiffs) had extended the End Date to at least March 17, 2019, and would extend it even further if necessary. 72. Vintage Capital also explains in its letter that Rent-A-Center’s actions since sending the purported termination notice in the early morning of December 18, 2018, suggest that Rent-A-Center breached the Merger Agreement including by, among other things, failing to use commercially reasonable efforts to obtain approval for the Merger from the FTC and other regulatory authorities and failing to work toward closing the Merger promptly. 73. Vintage Capital also wrote in the letter that it suspected, in light of Rent-A-Center’s conduct in the past 24 hours, that Rent-A-Center may have staged its efforts to obtain regulatory approval in order to get past the December 17, 2018 End Date and attempt to collect the $126,500,000 termination fee rather than comply with its obligations under the Merger Agreement. 74. Rent-A-Center failed to respond to Vintage Capital, leaving Plaintiffs no choice but to pursue this action. Plaintiffs Will Suffer Irreparable Harm If the Status Quo Is Not Maintained 75. As a result of Rent-A-Center’s gamesmanship and deception, Plaintiffs face immediate irreparable harm and will be prejudiced in their efforts to -31-

obtain the necessary regulatory approvals to close the Merger by June 17, 2019, the final End Date in the Merger Agreement. Although Plaintiffs intend to continue to work with the FTC to obtain anti-trust clearance, Rent-A-Center cannot be permitted to take actions to thwart that effort by, among other things, withdrawing the parties’ HSR filing with the FTC. 76. Indeed, Plaintiffs learned last night, on December 20, 2018, that Rent-A-Center announced that it intends to withdraw its HSR filing with the FTC. Plaintiffs will be severely prejudiced if that happens given the sufficient filing fees and other costs and additional time required to re-file that application. Thus, Plaintiffs need an immediate order restraining Plaintiffs from taking such actions by making clear that Rent-A-Center remains bound by the terms of the Merger Agreement. 77. Indeed, Plaintiffs anticipate that significant work by both parties is needed to complete the FTC review process and obtain the necessary anti-trust clearance by June 2019 such that any level of delay would be highly prejudicial to those efforts. Accordingly, Plaintiffs seek an expedited trial—in approximately one month—to avoid any further delay that could jeopardize the Merger. 78. Rent-A-Center must be enjoined from taking any actions outside the ordinary course that would alter its business or affect the potential value of its assets to Plaintiffs until this Court can hold a prompt trial on Plaintiffs’ claims. -32-

Plaintiffs believe that Rent-A-Center has already breached and is in danger of breaching various provisions of the Merger Agreement by engaging in non-ordinary course transactions that require Plaintiffs’ approval, for example, selling Rent-A-Center assets, closing stores, making certain capital expenditures, hiring and entering employment contracts with personnel, issuing equity to employees, incurring debt, buying back Company stock, and making payments of dividends to stockholders. For example, on December 19, 2018, the day after Rent-A-Center’s purported termination notice, Rent-A-Center announced that it had franchised 38 corporate locations in Arizona without Plaintiffs’ consent. Plaintiffs’ consent is necessary under Section 5.01 of the Merger Agreement, which requires Rent-A- Center to conduct its business operations “in the ordinary course of business consistent with past practice” and to “preserve intact its . . . material assets.” Moreover, those sales were obviously negotiated before the purported termination, again suggesting a long-term plan to deceive Vintage. COUNT I (Declaratory Judgment) 79. Plaintiffs repeat and reiterate the allegations set forth above as if set forth fully herein. 80. Pursuant to 10 Del. C. §§ 6501, et seq., this Court has authority to issue a declaratory judgment. -33-

81. Court of Chancery Rule 57 gives this Court authority to order an expedited hearing of an action for a declaratory judgment. 82. A valid and justiciable controversy exists between Plaintiffs and Rent-A-Center because Rent-A-Center has purported to terminate the Merger Agreement and thereby indicated it does not intend to perform its obligations under to the Merger Agreement. 83. Plaintiffs seek a declaration from this Court that (a) the parties elected to extend the End Date beyond December 17, 2018, pursuant to Section 8.01(b)(i) of the Merger Agreement; (b) Rent-A-Center agreed to extend the End Date beyond December 17, 2018 pursuant to Section 8.05 of the Merger Agreement; (c) Rent-A-Center agreed to waive compliance with any requirement to obtain FTC approval of the Merger before December 17, 2018 pursuant to Section 8.05 of the Merger Agreement; (d) Rent-A-Center is estopped from claiming it did not agree to extend or waive the End Date, and from claiming it was not on notice of the extension of the End Date; (e) the Merger Agreement was not terminated and therefore is binding and enforceable, and the End Date has been extended beyond December 2018; (f) Plaintiffs have substantially performed under the Merger Agreement and remain willing and able to perform any remaining obligations; (g) Rent-A-Center has breached its obligations under the Merger Agreement; (h) Rent-A-Center is not excused from failing to comply with its obligations under the -34-

Merger Agreement; and (i) the Parent Termination Fee is an unenforceable penalty. 84. Plaintiffs lack an adequate remedy at law. COUNT II (Breach of Contract and Specific Performance) 85. Plaintiffs repeat and reiterate the allegations set forth above as if set forth fully herein. 86. On or about June 17, 2018, Vintage Parent, Vintage Merger Sub, and Rent-A-Center entered into the Merger Agreement, which is a valid and binding contract. 87. Plaintiffs have substantially performed under the Merger Agreement and remain ready, willing, and able to perform any remaining obligations. 88. Rent-A-Center has breached the Merger Agreement, without contractual excuse or justification, by, among other things, sending the Termination Notice on December 18, 2018, failing to use commercially reasonable efforts to obtain governmental approval and to close the Merger as soon as practicable, selling or disposing of assets or properties without Plaintiffs’ consent, and otherwise failing to perform its obligations under the Merger Agreement. 89. Pursuant to Section 9.08 of the Merger Agreement, the parties agreed that “irreparable damage would occur in the event that any of the provisions of this -35-

Agreement were not performed in accordance with their specific terms or were otherwise breached,” that “monetary damages, even if available, would not be an adequate remedy therefor,” and that “the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement.” 90. Plaintiffs will be irreparably harmed if Rent-A-Center does not specifically perform its obligations under the Merger Agreement. Thus, Plaintiffs have no adequate remedy at law. Furthermore, by entitling the non-breaching parties to specific enforcement, the Merger Agreement waives any right that Rent-A-Center may have had to dispute whether Plaintiffs have an adequate remedy at law. 91. There is nothing inequitable in requiring Rent-A-Center to honor contractual obligations it willingly undertook. Accordingly, the balance of the equities tips in favor of Plaintiffs. COUNT III (Breach of the Implied Covenant of Good Faith and Fair Dealing) 92. Plaintiffs repeat and reiterate the allegations set forth above as if set forth fully herein. -36-

93. By entering into the Merger Agreement, Rent-A-Center impliedly covenanted that it would act in good faith in performing its obligations under and otherwise complying with the Merger and would not act any way that would subvert Plaintiffs’ right to receive the intended benefit of the bargain. 94. Rent-A-Center breached the implied covenant of good faith and fair dealing by purporting to terminate the Merger Agreement for pre-textual reasons when in fact Rent-A-Center believed it had made a bad deal. Rent-A-Center also breached the implied covenant by purporting to terminate the Merger Agreement based on alleged noncompliance with the technical requirements of Section 8.01(b)(i) of the Merger Agreement, even as Rent-A-Center was actively working with Plaintiffs to consummate the merger in the first quarter of 2019. 95. Rent-A-Center’s breach of the implied covenant of good faith and fair dealing has caused and/or will in the future cause Plaintiffs to be deprived of the benefit of their bargain and to suffer substantial harm. 96. Were it not for Rent-A-Center’s bad faith conduct, Plaintiffs would have delivered a notice to extend the End Date on or before December 17, 2018. COUNT IV (Promissory Estoppel) 97. Plaintiffs repeat and reiterate the allegations set forth above as if set forth fully herein. -37-

98. Through numerous statements and repeated conduct, Rent-A-Center expressed to Plaintiffs a promise to work towards closing the Merger with Plaintiffs in 2019. 99. Given the form, content, and frequency of Rent-A-Center’s expressions, Plaintiffs reasonably relied on Rent-A-Center’s promise. 100. Rent-A-Center expected or should have expected that Plaintiffs would reasonably rely on Rent-A-Center’s promise and continue to spend time and resources toward closing the Merger in 2019, as Plaintiffs did. 101. Rent-A-Center’s promise was in addition to the Parties’ pre-existing contractual relationship. 102. Rent-A-Center’s promise is binding because injustice can be avoided only by enforcement of that promise. 103. Plaintiffs will be irreparably harmed if Rent-A-Center does not specifically perform its promise. Thus, Plaintiffs have no adequate remedy at law. 104. There is nothing inequitable in requiring Rent-A-Center to honor the promise it willingly undertook. Accordingly, the balance of the equities tips in favor of Plaintiffs. -38-

PRAYER FOR RELIEF WHEREFORE, Plaintiffs respectfully request that the Court enter judgment in their favor and further enter an order: (a) granting Plaintiffs’ request for expedited proceedings; (b) ordering Rent-A-Center to specifically perform its obligations under the Merger Agreement, including to use commercially reasonable efforts to obtain the necessary Governmental Approval to close the Merger; (c) rendering the declaratory judgment requested above; (d) issuing a temporary restraining order, preliminary injunction, and permanent injunction enjoining Rent-A-Center from purporting to terminate the Merger Agreement, from selling any assets in violation of the Merger Agreement, from performing any actions outside the ordinary course of business, and from otherwise performing any actions that would thwart the parties ability to obtain regulatory approval for the Merger pending resolution of the instant litigation; (e) awarding Plaintiffs their costs of court and reasonable attorneys’ fees as may be allowed by law; and (f) awarding Plaintiffs such other further relief as the Court finds equitable, appropriate, and just. -39-

OF COUNSEL: David J. Berger Katherine Henderson WILSON SONSINI GOODRICH & ROSATI, P.C. 650 Page Mill Road Palo Alto, CA 94304-1050 Tariq Mundiya Martin L. Seidel Sameer Advani WILLKIE FARR & GALLAGHER LLP 787 Seventh Avenue New York, NY 10019 December 21, 2018 WILSON SONSINI GOODRICH & ROSATI, P.C. /s/ Bradley D. Sorrels _______________________________ William B. Chandler, III (#116) Bradley D. Sorrels (#5233) Shannon E. German (#5172) Andrew D. Berni (#6137) 222 Delaware Avenue, Suite 800 Wilmington, DE 19801 (302) 304-7600 Attorneys for Vintage Rodeo Parent, LLC, Vintage Rodeo Acquisition, Inc., and Vintage Capital Management, LLC -40-